350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

August 5, 2025

Aisha Adegbuyi

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth Realty, Inc. Amendment No. 6 to Offering Statement on Form 1-A (the “Offering Statement”) Filed July 11, 2025 File No. 024-12536

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Wealth Realty, Inc. (the “Company”). Pursuant to our telephone conversation with you on August 1, 2025, we hereby provide the following written statements with respect to the Company and the Offering Statement as discussed on our call.

1. Allocation of Investment Opportunities. The Company is a wholly owned subsidiary of Worthy Wealth, Inc. (“WWI”). WWI has two additional wholly owned subsidiaries, Worthy Wealth Management, Inc. (“WWM”) and Worthy Wealth Senior Living, Inc. (“WWSL”). WWM is the administrative services division of WWI and does not make investments in other entities. WWSL has a qualified 1-A and is in the process of raising funds thereunder which will be used to invest in senior living facilities as set forth in WWSL’s 1-A (“Senior Living Investments”). WWR has filed the Offering Statement with the SEC, and is pending qualification. WWR’s business model will be to raise funds under the Offering Statement which will be used to invest in the development of infrastructure or other housing projects (not involving Senior Living Investments) on real estate properties for the sale to builders or other housing development buyers, as set forth in the Offering Circular (“Infrastructure Investments”). WWSL will only make Senior Living Investments and WWR will only make Infrastructure Investments. There will be no overlap between WWSL and WWR with respect to types of investments or investment partners. To the extent WWI is presented with a viable investment opportunity involving other than Senior Living Investments or Infrastructure Investments, with respect to which WWI elects to proceed, WWI would form a new wholly owned subsidiary to engage in said new investment opportunity.

WWI is under contract to acquire (the “Acquisition”) Worthy Property Bonds, Inc. (“WPB”), and Worthy Property Bonds 2, Inc. (“WPB2”), from Worthy Financial, Inc. (“WFI”). The Acquisition is subject to various conditions to closing which have yet to be met, as set forth in WWI’s qualified 1-A. There can be no guaranty the Acquisition will ever close. To the extent the Acquisition does close, and WPB and WPB2 become wholly owned subsidiaries of WWI, neither new subsidiary will engage in Senior Living Investments or Infrastructure Investments. While there is some degree of overlap in the types of real estate investments made by WPB and WPB2, there is no overlap in the borrowers/investment partners in which the entities invest.

Aisha Adegbuyi United States Securities and Exchange Commission August 5, 2025 Page 2	Dickinson Wright PLLC

2. Risk Factor – Management. The Company has agreed to incorporate an additional risk factor into the Offering Statement identifying the fact that the Officers and Directors of the Company hold similar management positions at companies other than the Company, have obligations to such other companies, and thus will not be devoting 100% of their time solely on the Company. The foregoing risk factor will be included in the next Company 1-A/A, or if the Offering Statement is qualified prior thereto, in the 253(g)(1) Offering Circular.

3. Status of Acquisition. As discussed, nothing has changed with respect to the timing of the Acquisition beyond what is presently disclosed in WWI’s 1-A. If the Acquisition is not closed by September 30, 2025, both WWI and WFI will have the right to unilaterally terminate and cancel the Acquisition without penalty.

Please contact the undersigned at (954) 991-5425 or by email at cgage@dickinson-wright.com with any other questions.

Very truly yours,

Clint J. Gage

CJG:sm